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EXHIBIT 99.4

TRANS WORLD CORPORATION

Dear Stockholder:

        You are cordially invited to attend the Special Meeting of Stockholders of Trans World Corporation. The meeting will be held at the executive offices of the Company located at 545 Fifth Avenue, Suite 940, New York, New York on December 23, 2002 at 10:00 a.m. New York City Time. The matters to be considered by stockholders at the Special Meeting are described in the accompanying materials.

        The Board of Directors of the Company has determined that the matters to be considered at the Special Meeting are in the best interests of the Company and its stockholders. For the reasons set forth in the attached Proxy Statement, the Board unanimously recommends that you vote "FOR" the amendment to the Company's Articles of Incorporation to provide for an increase in the number of authorized shares of common stock in order to facilitate the note exchange offer and for other corporate purposes, and for the proposal to adjourn the Special Meeting if we do not have sufficient votes in favor of the first proposal to permit us to solicit additional proxies in favor of such proposal. Directors and officers of the Company will be present at the Special Meeting to respond to any questions that stockholders may have.

        It is very important that you be represented at the Special Meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to mark, sign, and date your proxy card today and return it in the envelope provided, even if you plan to attend the Special Meeting. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

        Your continued support of, and interest in, Trans World Corporation are greatly appreciated.

                      Sincerely,

                      Rami S. Ramadan
                       President, Chief Executive Officer and
                      Chief Financial Officer

545 Fifth Avenue
Suite 940
New York, New York 10017
Tel: (212) 983-3355
Fax: (212) 983-8129

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TRANS WORLD CORPORATION